UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated July 21, 2011: DryShips Announces Fleet Update.

Exhibit 1

DRYSHIPS ANNOUNCES FLEET UPDATE

ATHENS, GREECE – July 21, 2011 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and off-shore contract drilling oil services, announced the following sale and purchase activities:

•

The Company sold the 72,126 DWT Panamax bulker M.V. La Jolla (built in 1997). Delivery of the vessel took place in July 2011

•

The Company sold the 75,607 DWT Panamax bulker M.V. Conquistador (built in 2000). Delivery of the vessel is expected to take place in July 2011

•

The Company sold the 151,066 DWT Capesize bulker M.V. Brisbane (built in 1995). Delivery of the vessel is expected to take place in September 2011

•

The Company sold the 150,393 DWT Capesize bulker M.V. Samsara (built in 1996). Delivery of the vessel is expected to take place in August 2011

The aggregate sale price for all four vessels amounted to $75.5 million, resulting in an aggregate book loss of $106.9 million.

George Economou, Chairman and CEO, commented:

“The Company has sold a number of older dry bulk vessels recently as part of a fleet renewal program. The prevailing low freight rates, due to the current fleet oversupply, has led to a decline in asset values in general but specifically for older ships the decline was even sharper. Given the number of newbuildings that have joined the fleet and expected deliveries over the next two years we expect heightened charterer discrimination against older vessels and a consequential acceleration in the decline in values. With this in mind we have sold eight older vessels since January 2010. In the near term we will focus on replacing these vessels by acquiring vessels or fleets with fixed rate employment and financing in place.”

Vessel	Built	DWT	Delivery Date
MV Iguana	1996	70,349	Jan 2010
MV Delray	1994	71,862	Feb 2010
MV Xanadu	1999	72,270	Sep 2010
MV Primera	1998	72,495	Apr 2011
MV La Jolla	1997	72,126	Jul 2011
MV Conquistador	2000	75,607	Jul 2011
MV Brisbane	1995	151,066	Sep 2011
MV Samsara	1996	150,393	Aug 2011

About DryShips

DryShips Inc., based in Greece, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 5 of which remain to be delivered to the Company during 2011 and 2013. As of the day of this release, DryShips owns a fleet of 38 drybulk carriers (including newbuildings), comprising 9 Capesize, 27 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements.  The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: July 21, 2011	By: /s/George Economou
George Economou Chief Executive Officer